1701 Market Street                                            Morgan, Lewis
Philadelphia, PA 19103                                        & Bockius LLP
215.963.5000                                                  Counselors at Law
Fax: 215.963.5001


DAVID W. FREESE
Associate
215.963.5862
dfreese@morganlewis.com


May 1, 2013


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     The KP Funds: Initial Registration Statement on Form N-1A (File Nos.
        033-   and 811-22838)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The KP Funds (the "Trust"), we are filing the Trust's registration statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Trust consists of fourteen series: KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund, KP Fixed Income Fund, KP Retirement Path 2015 Fund, KP Retirement Path 2020 Fund, KP Retirement Path 2025 Fund, KP Retirement Path 2030 Fund, KP Retirement Path 2035 Fund, KP Retirement Path 2040 Fund, KP Retirement Path 2045 Fund, KP Retirement Path 2050 Fund, KP Retirement Path 2055 Fund and KP Retirement Path 2060 Fund.

Please contact me at (215) 963-5862 should you have any questions or comments.

Sincerely,

/s/ David W. Freese
-------------------
David W. Freese